UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of November 2006

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X

RESULTS FOR THE QUARTER ENDED SEPTEMBER 2006



SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 September 2006 — 397 523 160

MARKET CAPITALISATION

At 30 September 2006 (ZARm)	R39 986.85
At 30 September 2006 (US$m)	US$5 139.9746

HARMONY ORDINARY SHARE AND ADR PRICES

12 month high (1 October 2005 – 30 September 2006)	R121.54
12 month low (1 October 2005 – 30 September 2006)	R65.50
12 month high (1 October 2005 – 30 September 2006)	US$18.84
12 month low (1 October 2005 – 30 September 2006)	US$9.71

FREE FLOAT

100%

ADR RATIO

1:1

JSE LIMITED

	HAR
Range for the quarter	R119.00 – R100.59
Average volume for the quarter	1 200 059 shares per day

NEW YORK STOCK EXCHANGE, INC

	HMY
Range for the quarter (closing prices)	US$17.10 – US$12.93
Average volume for the quarter	1 127 014 shares per day

NASDAQ

	HMY
Range for the quarter (closing prices)	US$17.10 – US$12.93
Average volume for the quarter	1 710 440 shares per day



REVIEW FOR FIRST QUARTER ENDED 30 SEPTEMBER 2006

QUARTERLY HIGHLIGHTS

- Development metres up by 7%
- Gold produced increased by 13%
- Cash operating profit improved by 38%
- Cash operating profit margin up from 29% to 32%
- Headline earnings 66 cents per share
- Australian hedge book reduced by 35 000oz
- Harmony Improvement Process (HIP) roll-out started

FINANCIAL SUMMARY FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2006

		Quarter September 2006	Quarter June 2006	% Variance	Financial year 30 June 2006
Gold produced	– kg	19 472	17 243	13	74 242
	– oz	626 036	554 373	13	2 386 925
Cash costs	– R/kg	97 538	93 968	(4)	88 629
	– $/oz	425	452	6	433
Cash operating profit	– Rm	891	645	38	1 458
	– US$m	124	100	24	229
Cash earnings	– SA c/s	225	163	38	371
	– US c/s	31	25	24	58
Basic earnings/(loss)	– SA c/s	70	(11)		(133)
	– US c/s	10	(2)		(21)
Headline earnings/(loss)	– SA c/s	66	(52)		(263)
	– US c/s	9	(8)		(41)
Fully diluted earnings/(loss)	– SA c/s	69	(11)		(133)
	– US c/s	10	(2)		(21)

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW

Harmony produced a more pleasing set of results from improved production, higher grades, a higher received rand gold price and a weaker Rand/Dollar exchange rate which more than offset annual increases.

"Unlocking value is what we at Harmony will be focusing on during the new financial year. I am confident that Harmony will unlock value not only through vigilant cost containment but also by increasing production to 3.5Moz over the next four years. Our growth performance, to be sustained by our quality assets and our major projects, should begin contributing meaningfully in the next financial year. The Harmony Improvement Process (HIP), aimed at addressing current value drivers, should also improve efficiencies at all our operations."

The group reported a 38% increase in cash operating profit to R891 million (R645 million) and a R277 million profit compared with a loss of R41 million. Basic headline earnings of 66 cents per share for the quarter ended 30 September 2006, compared favourably with the loss of 52 cents per share for the previous quarter.

Cash operating costs increased by 4% to R97 538/kg mainly due to the annual increases in SA labour costs as well as seasonal higher energy costs.

Contributing factors to the improved performance of South African underground operations included an increase in tonnes milled of 7% to 3,351 million tonnes (3,128 million tonnes); 6% increase in grades per tonne; 9% increase in received gold price of R143 283/kg (R131 358/kg) and a weaker R/$ exchange rate of R7,14.

Tonnes increased by 3% at our Australian operations and yields improved with 8% from 2.4g/t in the June quarter to 2.6g/t in the September quarter. This resulted in an increase in gold production rising from 59 291oz to 65 883oz.

Amortisation and depreciation of mining properties increased by 15% to R308 million (R267 million), driven by increased tonnes and increased development quarter on quarter. On-going care and maintenance costs at shafts previously closed, were lower at R20 million (R36 million).

Harmony closed out 25 000 ounces forward contracts during the quarter at a cost of R41 million (US$5,8 million) and 10 000 ounces call options at a cost of R14 million (US$2 million).

Safety report

- Cooke 3 achieved 500 000 fatality free shifts.
- Merriespruit 3 Shaft was presented with a trophy from the Association of Mine Managers for the best improvement in SLFR in the Free State.
- Checker Processing Plant at Mt Magnet in Australia achieved an exemplary record of seven years zero Lost Time Injury Frequency Rate (LTI FR).

Fatality injury rate (per million hours worked)



The Australian operations maintained their high standard of safety performance for the quarter with no Lost Time Injuries (LTI) recorded. The 12-month moving LTIFR was reduced from 2.8 to 0.7, which is well below the Australian mining industry average of 4.2 and the Australian gold industry average of 3.9.

The South African operations reported a 16% decrease in LTIFR. Shifts Lost Frequency Rates (SLFR) remained high considering the improvements made in LTIFR, consequently an investigation will be conducted to ascertain the discrepancy between LTIFR and SLFR.

The fatality injury frequency rate decreased slightly, but regretfully eight employees lost their lives in separate incidents on our SA underground mines during the quarter.

A major effort is being made by all shaft teams to intensify their individual safety drive. This is being enhanced by the "Sindile Mosha" campaign which has been implemented at all operations.

THE FIRST QUARTER UNDER REVIEW
Tonnes Milled

An overall steady performance from the Group's South African operations was achieved: production volumes in terms of tonnes milled (excluding surface sources) improved by 7% to 3 351 million tonnes (up from 3 128 million tonnes). This improvement is mainly attributable to improved productivity from stoping crews and some improved mining flexibility starting to flow through as a result of the additional development that has been done over the last six months.

Some of the development and production improvements can be ascribed to the bedding down of Conops. Morale amongst our underground mine employees has improved as volumes (square metres broken) progressively increased during the quarter, which in turn led to improved production bonuses.

The Australian operations showed a 3% improvement in tonnes milled from 775 000 tonnes to 799 000 tonnes compared with the June quarter.

Recovery Grades

Recovery grades at the South African underground operations were up by 6%, from 4.7g/t reported for the June quarter to 5.0g/t in the September quarter. Lower capacity available in our South African plants for the treatment of surface tonnages resulted in less tonnes at higher grades being treated. Recovery grades from surface mining increased by 15% and grades at the Australian operations improved by 8%. The combined overall effect of higher tonnes treated and better recovery grades led to an increase of 13% in gold production from 17 243kg to 19 472kg, resulted in cash operating margin improving by 3.4% from 28.5% to 31.9%.

Cost Control

Total cash costs, at R97 538/kg, were 3.8% higher, primarily as a result of the wage increases, higher electricity costs relating to the winter rates.

Development

Total Metres '000	September 2006	June 2006	% Variance
Quality	22.1	21.8	1.4
Growth	6.5	4.6	41.3
Leverage	10.3	9.9	4.0
Total	38.9	36.3	7.2

During the quarter our programme to improve flexibility at the Group's operations continued with total development metres increasing by 7.2% to 39 kilometres. This resulted in the opening up of more access points in the ore body which augurs well for the future. It should be noted that this improvement is on the back of an 11% increase in development metres achieved during the previous quarter (June 2006). Worth mentioning were the significant improvements in development metres achieved at Target which reflected a 14% increase, Elandsrand 73%, Masimong 21%, Evander 7%, and Unisel 45%.

The performance of the company is best highlighted in the following table:

		September 2006	June 2006	% Variance
Production	– kg	19 472	17 243	13
Production	– oz	626 036	554 373	13
Revenue	– R/kg	143 283	131 358	9
Revenue	– US$/oz	625	631	(1)
Cash cost	– R/kg	97 538	93 968	(4)
Cash cost	– US$/oz	425	452	6
Exchange rate	– USD/ZAR	7.14	6.47	10

Cash Operating Profit

	September 2006	June 2006
Cash operating profit (Rm)	891.0	645.2
Cash operating profit margin	31.9%	28.5%

The net result of the quarter's performance was a 38% improvement in the operating profit of R891.0 million compared with R645.2 million for the June 2006 quarter. The main factors for this improvement were a 9% increase in revenue received, a 2% improvement in total tonnes milled and a 11% (6% for SA underground) improvement in average recovery grades.

Quarter on quarter cash operating profit variance analysis

Cash operating profit – June 2006	R645.2 million
– volume change	R125.5 million
– working cost change	(R279.0) million
– recovery grade change	R168.5 million
– gold price change	R230.8 million
Net variance	R245.8 million
Cash operating profit – September 2006	R891.0 million

As illustrated in the table above working costs increased during the quarter partially due to improved production. The increased costs were however offset by a higher gold price received during the quarter.

Analysis of earnings per share (SA cents)

Earnings per share (SA cents)	Quarter ended September 2006	Quarter ended June 2006
Cash earnings	225	163
Basic earnings/(loss)	70	(11)
Headline earnings/(loss)	66	(52)
Fully diluted earnings/(loss)	69	(11)

Reconciliation between basic earnings and headline loss

Headline earnings per share (cents)	Quarter ended September 2006
Basic earnings	70
Profit on sale of property, plant and equipment	(4)
Headline earnings	66

CAPITAL EXPENDITURE

Capital expenditure totalled R577 million of which R230 million relates to the Group's five growth projects. These projects are currently at various stages of development and it is anticipated that the Hidden Valley project should be commissioned by November 2008.

Most projects remain within budget and Doornkop, Phakisa, Elandsrand and Hidden Valley projects are on schedule. However, delays are anticipated at two of the Group's projects. At Tshepong Sub 66 project, development has encountered poor ground conditions and as a result slow progress is being made with the chair-lift decline. Although we are nearing the end of excavation, it is not possible, at this stage, to assess what impact this will have on the scheduled completion date. No impact is anticipated on the production build up or full production target date.

The drilling programme at Wafi/Golpu has also experienced delays and as previously announced, the completion of the pre-feasibility study has been delayed by five months to the September quarter 2007.

Operational Capex	Actual September 2006 Rm	Forecast December 2006 Rm	
South African Operations	307	314	
Australasian Operations	40	68	
Total Operational Capex	347	382	
Project Capex			Capital invested to date
Doornkop South Reef	53	58	425
Elandsrand New Mine	35	44	499
Tshepong North Decline	16	21	210
Phakisa Shaft	53	50	428
PNG	73	80	168
Total Project Capex	230	253	1 854
Total Capex	577	635	



Cash position

Harmony Group cash reconciliation for September 2006

	(R'million)
Cash and equivalents on 30 June 2006	906.1
Operational	(112.9)
Operating profit	891.0
Capex – net	(340.9)
Development cost capitalised	(236.4)
Corporate/Exploration expenditure	(99.7)
Care and maintenance costs	(19.8)
Interest paid	(94.9)
Movement in working capital (excluding accrued liabilities)	(125.0)
Movement in accrued liabilities	(75.8)
Other items	(11.4)
Other	74.5
Net sundry revenue	26.4
Foreign exchange losses	41.4
Shares issued – net of expenses	32.1
Australian hedges close outs	(55.4)
Proceeds on sale of investment in GBS Gold International shares	30.0
Cash and equivalents on 30 September 2006	867.7

Operating profit increased by R246 million or 38% quarter on quarter. Capital expenditure on the major projects increased by R56 million for the quarter. As a result of the increase in development metres, development costs, which are capitalised, also went up by R37 million. A scheduled close down at the Rand Refinery over quarter-end resulted in an increase of approximately R164m in working capital.

OPERATIONAL REVIEW

South African Operations

Highlights

- South African underground tonnes milled increased by 7%
- South African underground recovery grade up by 6%
- Underground kilograms produced up by 14%
- Tshepong exceeds Conops' set targets
- Masimong delivers consistently improved production

Quarterly profit comparison for operations

OPERATION	WORKING PROFIT (Rm)			VARIANCES (Rm)			
	Sep–06	Jun–06	Variance	Volume	Grade	Price	Costs
South African operations							
Quality ounces	580.8	439.9	140.9	32.7	83.9	109.8	(85.5)
Growth ounces	37.3	19.9	17.4	3.4	53.2	16.7	(55.9)
Leverage ounces	141.0	89.4	51.6	94.9	1.2	63.6	(108.1)
Surface operations	38.8	36.1	2.7	(12.7)	11.7	15.9	(12.2)
Australasian operations	93.1	59.9	33.2	7.2	18.5	24.8	(17.3)
Total Harmony	891.0	645.2	245.8	125.5	168.5	230.8	(279.0)

Quality operations

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts

		September 2006	June 2006	% Variance
U/g tonnes milled	('000)	1 665	1 618	3
U/g recovery grade	(g/t)	5.64	5.26	7
U/g kilograms produced	(kg)	9 392	8 510	10
U/g working costs	(R/kg)	81 992	80 454	(2)
U/g working costs	(R/tonne)	463	423	(10)

As forecast in the previous quarter, working costs increased by 2% as a consequence of annual labour wage increases, higher energy and stores costs. Three of the Group's Quality Operations delivered sound performance: Tshepong, Masimong and Randfontein.

Tshepong Mine

Tshepong recorded its best ever mining figures and exceeded the targets set with improvements in tonnes milled, recovery grade and gold production.

With further productivity enhancements Tshepong managed to increase tonnes milled by 3.1%. Although mining grades decreased from 6.76g/t to 6.49g/t, the recovered grade increased by 0.83g/t, which included some gold release from the plant; consequently, gold production increased by 17.8%. Mining flexibility once again improved with development rates increasing by 8.4% quarter on quarter.

On the back of the 3.1% increase in tonnages, cash operating costs increased by 14.5% from the previous quarter, mainly due to annual pay increases and additional surface transport costs. The higher costs resulted in a R/t increase of 11.0% compared with the previous quarter.

Target Mine

The Harmony Improvement Process (HIP), aimed at reducing costs and improving volumes, was launched at Target during the quarter.

Development improved by 14% during the September quarter largely due to improved dump truck availability. A slight improvement in volumes was achieved, mainly due to better production from the stopes. Production was, however, hampered by insufficient drill reserves and long-hole rig availability. A new rig is expected to be commissioned in November and development is expected to increase in December. Costs per kg decreased by 24% over the quarter.

Masimong Mine

Volumes (tonnes) at Masimong have continually improved over the calendar year. Gold production increased by 17.1% to 1.3Mt as a result of volume and grade improvements. Total cash costs were, however, 12% lower at R96 209/kg. Higher production, improved prices received and the decrease in total cash costs, lead to a 136% increase in gross profit.

Evander

Tonnes milled were up by 4% from 385 000 to 402 000 tonnes and grades were 2.5% higher. Gold production improved by 7%. The extension of the higher grade pay shoot at 7 Shaft's No. 3 Decline was picked up again. It is envisaged that infrastructural development should be completed during the December quarter and that mining should therefore once again commence during the March quarter.

The Department of Mineral and Energy (DME) granted a new order prospecting right in respect of the Evander South Project.

Randfontein Operations

Production performance for the quarter improved across all the Cooke shafts. Grade improved from 5.8g/t to 6.0g/t, an improvement of 3.5%. Flexibility remains a challenge but there are signs of improvement as development has been increased successfully.

Leverage Operations

Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand and Orkney.

		September 2006	June 2006	% Variance
U/g tonnes milled	('000)	1 288	1 119	15
U/g recovery grade	(g/t)	4.27	4.26	0.2
U/g kilograms produced	(kg)	5 497	4 768	15
U/g working costs	(R/kg)	117 741	113 074	(4)
U/g working costs	(R/tonne)	503	482	(4)

Gold production from the Group's Leveraged Operations increased by 15% to 5 497kg, supported by a constant recovery grade of 4,27g/t (4.26g/t). Total underground working costs were however 4% higher at R117 741/kg when compared with the previous quarter.

The fire at Harmony 2 was extinguished during the quarter and production resumed by the end of the September month.

South African Surface Operations (includes Kalgold)

		September 2006	June 2006	% Variance
Surface tonnes milled	('000)	905	1 054	(14)
Surface recovery grade	(g/t)	0.76	0.66	15
Kilograms produced	(kg)	692	700	(1)
Working costs	(R/kg)	95 750	77 184	(24)
Working costs	(R/tonne)	73	51	(43)

Kalgold

Tonnage remained consistent with the previous quarter and the plant operated at maximum throughput. Costs increased by 63.2% compared with the June quarter mainly as a result of wage increases, a higher diesel price and an increase in the write-back of deferred stripping cost.

Grade increased by 10% mainly from higher yields extracted from the A-Zone. The final cut back in the D-Zone should be completed during the December quarter after which mining from the higher grades in the D-Zone would once again commence.

Australian Operations

Highlights

- Production increased by 11%
- Working profit up by 55%
- The Checker plant achieved seven years LTI free
- Shirl and HBJ open pit mines commenced production at the South Kal Mines
- Encouraging drill results from Shirl underground resource
- Hedge book reduced by 35 000 ounces

		September 2006	June 2006	% Variance
Tonnes milled	('000)	799	775	3
Recovery grade	(g/t)	2.56	2.38	8
Kilograms produced	(kg)	2 049	1 844	11
Working costs	(R/kg)	91 914	92 760	1
Working costs	(R/tonne)	236	221	(7)

The Australian operations generated an operating profit of A$16.9 million in the current quarter compared A$12.4 million in the previous quarter. This is primarily the result of increased gold production from 59 291 oz in the June quarter to 65 883 oz in this quarter and a continued high gold price environment. Mt Marion's underground operations at South Kal Mines and Hill 50's underground and open pits at Mt Magnet were the primary contributors to the increased gold production.

During the quarter 35 000 ounces of hedged forward positions were closed out at a cost of A$10.3 million. These out-of-the-money hedge positions were inherited with the acquisition of Hill 50 Gold NL and had an average strike price of A$530. The negative marked-to-market valuation of the outstanding hedge commitments at quarter-end amounted to A$105 million, based on an A$ gold spot price of A$804/oz. During the December quarter an additional 50 000 ounces of hedged positions will come up for closure. Closure costs of these positions at current prices could amount to about A$15 million.

Mount Magnet

Mt Magnet operations produced 46 220 ounces of gold in the September quarter from milling of 435 885 tonnes of ore, compared with production of 41 826 ounces of gold and the milling of 444 756 tonnes of ore in the previous quarter. This resulted in a cash operating profit of A$14 million in the current quarter compared with A$10.8 million in the previous quarter.

Underground production amounted to 32 181 ounces in the current quarter compared with 28 473 ounces in the June quarter, from the milling of 151 184 underground tonnes at 6.6g/t compared with 140 919 tonnes at 6.3g/t milled in the previous quarter. The increased performance was attributable to Hill 50 underground reaching planned production levels during the quarter following the March quarter seismic event, with increases of 33% in tonnes milled, 24% in recovered grade and 65% in ounces.

South Kal Mines

The operation produced 19 664 ounces of gold in the quarter compared with 17 465 ounces in the June quarter from the milling of 363 022 tonnes of ore compared with 330 668 tonnes in the June quarter. This resulted in a cash operating profit of A$2.9 million for the site in the current quarter compared with A$1.7 million in the previous quarter. The improved financial performance was primarily due to an increase in ounces produced from Mt Marion underground, which increased 16% quarter on quarter.

Production from Shirl open pit commenced near the surface ore. Delays in obtaining regulatory approvals to construct a haul road restricted these additional mined tonnes being hauled and milled in the quarter.

Resource diamond drilling of the Shirl underground target continued during the quarter with quality ore grades being intercepted. The final hole of the last drilling campaign, included 8m at 7.2g/t from 318m and 11m at 6.8g/t from 334 metres down hole. The next round of diamond drilling will commence and be complete in the December quarter. This drilling will give better indications of whether the Shirl pit can be developed into an underground mine when the open pit is complete in 13 months.

GROWTH PROJECTS
(Doornkop, Tshepong Sub 66 Decline, Phakisa and Elandsrand)

- Doornkop dual sink programme successfully completed
- Doornkop installed holing service winder in sub-shaft
- At Tshepong, 90% of 1 150m material decline development completed
- Rail-veyor link installed between Phakisa and Nyala

Growth projects production performance (Doornkop and Elandsrand)

		September 2006	June 2006	% Variance
U/g tonnes milled	('000)	398	391	2
U/g recovery grade	(g/t)	4.63	3.63	28
U/g kilograms produced	(kg)	1 842	1 421	30
U/g working costs	(R/kg)	123 439	120 626	(2)
U/g working costs	(R/tonne)	571	438	(30)

We are pleased with the current development progress of the various projects. A total of R230 million capital was spent during the September quarter and an amount of R253 million is forecasted for the December quarter.

Details of the projects are discussed under the various project specific sections.

Doornkop South Reef Capital Project

Project Overview

Station development continued on 202, 205, 207 and 212 levels with a total of 10 128 cubic metres excavated. Access development also continued on 192 and 197 levels with 480m excavated. Secondary development is also underway on 192 level with 168 metres achieved.

Shaft sinking operations progressed satisfactorily with 78 metres of the main shaft being sunk, culminating in the holing on 192 level two months ahead of schedule. Shaft sinking continued from 212 level as well, the loading station has been excavated and the final 29 metres of shaft is currently being sunk. It is anticipated that shaft bottom will be reached during the next quarter.

The newly installed and commissioned service winder in the sub-shaft is functioning to expectation. Throughput from the sub-shaft has increased from 16 000 tonnes per month to 30 000 tonnes per month allowing for the rapid increase in horizontal development.

This accelerated schedule provides for the main shaft to be partially commissioned by May 2007. Production should ramp-up over the next three years to 135 000 t/m of reef.

The exploration drilling programme has started as per schedule.

Annual Capex Expenditure profile

Table (Rm)	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual Sunk	13	98	114	147	53				425
Forecast					164	214	161	139	678
Total	13	98	114	147	217	214	161	139	1 103

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R892 (@7,5%)
IRR	50.0%+

Envisaged Costs (Average at full production)

– R397/t
– R60 944/kg
– $292/oz

1st production

– July 2007

Full production

– December 2009

Project Milestones

Milestones Completed

- Main shaft bottom cleared below 132L   – August 2004
- Main shaft raise bored to 192L   – March 2005
- First blast main shaft sinking from below 132L   – July 2005
- Dual Sink complete to 212L   – April 2006
- Service winder commissioning   – June 2006
- Main shaft sunk to 192L   – September 2006

Future Milestones

- Shaft bottom excavated to 45 metres below 212L   – December 2006
- Removal of plug 192L to 197L   – January 2007
- Rock winder commissioned   – June 2007
- Main shaft fully equipped and commissioned – May 2008

Tshepong – Sub 66 Decline Project

Project Overview

The Sub 66 Decline project is nearing completion: only the belt cross-cut, decline bottom dam and 115m of material decline development remain. Development of the raises on 69 level is progressing well and the project is 71% complete.

Tshepong experienced a drop in development during the quarter, which is ascribed to new designs and layouts that had to be adopted to counter poor ground conditions and extensive support that had to be put in place to improve safety. The planned vent raise bore hole from 69 level to 66 level should alleviate ventilation constraints on 69 level.

As previously reported, slow progress has been made with the chair-lift decline and only 79% of the 900m was completed. Poor conditions caused by faulting, were encountered which caused excessive scaling and friable hanging/side wall conditions. These conditions were also encountered in the belt cross-cut. Secondary support crews are in the process of supporting the area for safe operations. A computer 3D model has been constructed to adjust the layouts to counter these conditions. Completion of the decline has thus been delayed by three months from January to April 2007, current conditions prevailing.

About 90% of the 1 150m of the material decline development has been completed.

Annual Capex profile

Table (Rm)	2003	2004	2005	2006	2007	2008	Total
Actual Sunk	32.8	66.6	40.6	52.9	15.9		208.8
Forecast					41.2	30.3	71.5
Total	32.8	66.6	40.6	52.9	57.1	30.3	280.3

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R1 023.89 (@7,5%)
IRR	38.4%

Envisaged Costs (Average at full production)

– R433/t
– R60 076/kg
– $278.89/oz

1st production

November 2006

Full production

December 2007

Monthly production on completion

– Tonnes milled	48 560 tonnes
– Average recovery grade	7.21g/t

Project Milestones

Milestones completed

- Chairlift decline 79% of 900m
- Material Decline 90% of 1 150m
- 69 Level Access Development 88% of 1 830m
- 69 Level Reef and Inclined Waste Development on schedule
- 71 Level Access Development 69% of total work
- Project Engineering 67%
- Extension of monorail from 69 level to 71 level 50%

Future milestones

- Complete reef temporary ore handling system   – October 2006
- Complete construction of 71 level station area   – October 2006
- Complete Material Decline   – January 2007
- Raise bore 69 Vent hole and Ore passes   – April 2007

Phakisa Capital Project

Project Overview

The project progressed to plan with access development on 75 Level having started on 23 August 2006. 75 Level will host the 1 500 metres, 9 degree twin decline for three other levels. This will provide for further access development towards the reef horizon.

The rail-veyor installation was completed on 55 Level. This system will allow for ore mined at Phakisa Shaft to be transported some 5 km to Nyala Shaft to be hoisted to surface for treatment.

Infrastructure, trenches and sewage systems are on schedule and anticipated to be completed by February 2007.

Annual Capex profile

Table (Rm)	2003	2004	2005	2006	2007	2008	Total
Actual Sunk	117	116	146	55			434
Forecast				134	110	72	316
Total	117	116	146	189	110	72	750

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R2 348 (@7.5%)
IRR	31%

Envisaged Costs (Average at full production)

– R446/t
– R55 015/kg
– $263

Full production

May 2010

Monthly production on completion

– Tonnes milled   90 000
– Recovered grade   8.11g/t

Project Milestones

Milestones completed

■	Project start date	– 1 July 2003
■	Complete with sink to below 77 level	– 2 April 2005
■	Equip Koepe Headgear	– 18 November 2005
■	Koepe Winder Licensing	– 6 December 2005
■	Equip 54 to 77 level	– Station Equipping Complete – 19 April 2006
■	License Koepe Winder for skip loading	– 1 September 2006

Future milestones

■	Commissioning of Rail-veyor on 55 level	– December 2006
■	71 level's first Raiseline	– April 2008
■	Projected Completion date Decline project	– February 2009
■	Full Production	– May 2010

Elandsrand Capital Project

Project Overview

Sinking and equipping of No. 2 Service shaft reached 105 level during the quarter under review. Mechanical installations in the 115 level pump station (pipes and pumps) also made good progress. The 92 level turbine dam (14 metres in diameter) is currently 25 metres below 92 level.

Plugging of the second waste box on 100 level was completed in August 2006. Commissioning of the Man 1 Winder, was completed in September, thus both Man winders now service 102, 105 and 109 levels. The main substation, on 105 level, which houses the main electrical feeders between 105 and 109 levels and levels 102, 105 and 113 main electrical sub-stations, were all fully commissioned.

The 22kV switchgear was installed and commissioned at 100 level, while the 22kV system from surface should be commissioned in the next quarter. No. 1 settler floor has been cast and installation of the settler mechanicals was started towards the end of September 2006. No. 3 Service shaft hoist chamber has progressed well and should be completed by November 2006. The drilling of the centre hole of No. 3 Service shaft should commence during the next quarter as access development on 109 level has reached the holing point of the shaft.

Access Development

Substantial progress with the access development was made on 109 and 113 levels. It was encouraging to see that production improved month on month.

Annual Capital Expenditure Profile

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	35.6	107.0	106.2	105.5	96.1	119.6	34.6							604.5
Forecast							106.2	70.0	20.4	4.6				201.2
Total	35.6	107.0	106.2	105.5	96.1	119.6	140.8	70.0	20.4	4.6	–	–	–	805.7

Project Production

	Tons Milled	% Split	Kilograms	% Split
Old Mine	212 093	78	953	68
New Mine	58 254	22	441	32
Total Mine	270 347		1 394	

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R2 271 (@7.5%)
IRR	23,1%

Envisaged Costs (Average at full production)

– R451/t
– R57 529/kg
– $275/oz

Full production

June 2010

Monthly production on completion

– Tonnes milled	147 000
– Recovered head grade	7.84g/t

Project Milestones

Milestones completed

- 102 Level on reef – May 2002
- First production – October 2003
- 105 Level on reef – May 2004
- Joining old mine and new mine ore passes – June 2006

Future milestones

- Complete sinking No. 2 Service shaft – December 2006
- 109 Level on reef – March 2007
- Commission 115 Level pump station – June 2007
- 1st blast at No. 3 Service shaft – August 2007
- 113 Level on reef – December 2007



ELANDSRAND MINE
MM SHAFT
RV SHAFT
SUB #
VENT #
2225 m 73 L
76 L
92 L
95 L
98 L
100 L
102 L
105 L
109 L
113 L
115 L
3566 m 117 L
REEF
WASTE
No 2 Service #
Turbine dam
Both Waste ore passes plugged
Man 1 Winder 109 L Station commissioned
ELANDSRAND NEW MINE
No 3 Service #
102, 105 and 113 Main HT sub-stations fully commissioned
Cobra Dyke
2589 m
V C R
2621 m
Settlers
1863 m
2943 m
Pump Stn
Sub Station
Conveyor Belts

Project Phoenix

Overall the Phoenix project, a slimesdam retreatment project, remained well on track. The stripping, transport and installation of second hand equipment purchased from Ergo is in progress and on schedule. This project made a profit for the second quarter in a row, whilst still in the build-up phase.

Annual Capex profile

Table (Rm)	Financial year 2006	Financial year 2007	Total
Approved Capital	19.38	15.88	35.26
Actual	15.29	19.8	35.1

Project Financials

Gold price (Kg)	R105 000
NPV (millions)	R142.6 (@7.5%)

Envisaged Costs (Average at full production)

– R10.54/t
– R43 889/kg
– $203.75/oz

1st production

– March 2006

Full production

– March 2007

Monthly production on completion

– Tonnes milled	400 000 t/m
– Average recovery grade	0.23g/t

Hidden Valley Project

Highlights

- Construction of permanent camp started
- The EPCM contract awarded
- Revised environmental permits submitted to Department of Environment and Conservation (DEC) reflecting updated feasibility study
- 19 back-up generators from USA arrived in Lae

Project Overview

During the quarter, the access road was completed to design standard up to Hamata Junction at the 34 kilometre mark.

The Hamata drilling programme has started with access tracks being cleared and pegged and 12 drill pads completed. A series of core samples were prepared for review by the Ausenco personnel during a site visit. This validated metallurgical assumptions on ore competency and hardness being used for conceptual plant design.

The SAG Mill ordered in August, represented the longest lead time equipment and a critical path activity. The mill was ordered within budget and within the time constraints allowed for in the base line schedule.

On-going work on the ex-Misima equipment is realising good results and disposal of significant quantities of unwanted equipment and materials will occur in the coming months. Several orders have been raised for local suppliers, contractors and service Group's to allow work to start on refurbishment of some selected equipment, in particular the mobile plant such as the 150T crane.

Annual Capex profile
(Construction Capital: Cash Flow)

Table (A$m)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Actual Sunk	20	13							33
Forecast			57	252	22				331
Total	20	70	252	22					364

Project Financials

Gold price (A$/Oz)	A$666/Oz
NPV (millions)	A$108 (@7,5%)
IRR	14%

Envisaged Costs (Average at full production)

– A$28/t
– U$232/oz

1st production

– November 2008

Full production

– March 2009

Project Milestones

Milestones Completed

- All required statutory approvals received (August 2005)
- Access Road construction commenced (October 2005)
- EPCM contract was formally awarded Ausenco Services Pty Ltd (July 2006)
- 19 Back up generators (ex-USA) arrived in Lae (August 2006)
- Access Road progressed past Hamata Junction (September 2006 Quarter)
- Mine and infrastructure construction commenced (September 2006)

Future Milestones

- Project Completion and 1st Gold Production (November 2008)

Wafi/Golpu pre-feasibility studies

Project Overview

Business case studies for the high grade Link Zone deposit, as well as the Non-Refractory oxide and transitional deposits (NRG1) at Wafi were completed during the quarter. The study indicates that both the Link Zone and NRG1 projects have good potential to add significant value to the Wafi project if developed in conjunction with the Golpu deposit. The study was approved by the Harmony Investment Committee and is now to be taken to pre-feasibility.

Drilling deep holes at Golpu proved strenuous during the quarter. In general, the drilling contractor drilled slower than expected, a workers' strike and difficulties with hydrological testing equipment have further hindered the work progress. It is expected that the drilling programme will be completed early in November 2006, five months later than originally planned. The drilling delay has in turn delayed completion of the study to July 2006, from the original February 2006 schedule.

Environmental base line studies continue on schedule. Social impact study planning is well underway and actual data collection is due to commence during the next quarter.

Drilling delays at Golpu have also delayed drilling and project completion for NRG1 and Link Zone studies. Key completion dates are as follows:

Project	Activity	Completion Date
Golpu	Drilling Program	October 2006
	Technical Studies	June 2007
	Final PFS Report	July 2007
NRG1	Scoping Study	Complete
	Pre-Feasibility Study	September 2007
Link Zone	Scoping Study	Complete
	Pre-Feasibility Study	September 2007

The completed Link Zone and NRG1 Pre-feasibility studies will include integration with Golpu options.

Total project expenditure for the quarter was 4.075 million Kina (A$1.85 million), compared with the budget of 7.8 Million Kina (A$3.5 million). The large under-spend was due to drilling issues, however, costs are expected to climb to budgeted levels in the coming quarter when work should commence on infrastructure, processing and mining investigations.

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)

			Underground production – South Africa			
			Quality Ounces	Growth Projects	Leveraged Ounces	Sub-total
Ore milled	– t'000	Sep-06	1 665	398	1 288	3 351
		Jun-06	1 618	391	1 119	3 128
Gold Produced	– kg	Sep-06	9 392	1 842	5 497	16 731
		Jun-06	8 510	1 421	4 768	14 699
Yield	– g/tonne	Sep-06	5.64	4.63	4.27	4.99
		Jun-06	5.26	3.63	4.26	4.70
Cash Operating Costs	– R/kg	Sep-06	81 992	123 439	117 741	98 301
		Jun-06	80 454	120 626	113 074	94 920
Cash Operating Costs	– R/tonne	Sep-06	463	571	503	491
		Jun-06	423	438	482	446
Working Revenue	(R'000)	Sep-06	1 350 838	264 626	788 244	2 403 708
		Jun-06	1 124 511	191 270	628 580	1 944 361
Cash Operating Costs	(R'000)	Sep-06	770 067	227 374	647 225	1 644 666
		Jun-06	684 661	171 410	539 138	1 395 209
Cash Operating Profit	(R'000)	Sep-06	580 771	37 252	141 019	759 042
		Jun-06	439 850	19 860	89 442	549 152
Capital Expenditure	(R'000)	Sep-06	179 183	193 000	91 164	463 347
		Jun-06	202 265	149 954	82 743	434 962

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)

			South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled	– t'000	Sep-06	905	4 256	799	5 055
		Jun-06	1 054	4 182	775	4 957
Gold Produced	– kg	Sep-06	692	17 423	2 049	19 472
		Jun-06	700	15 399	1 844	17 243
Yield	– g/tonne	Sep-06	0.76	4.09	2.56	3.85
		Jun-06	0.66	3.68	2.38	3.48
Cash Operating Costs	– R/kg	Sep-06	95 750	98 199	91 914	97 538
		Jun-06	77 184	94 112	92 760	93 968
Cash Operating Costs	– R/tonne	Sep-06	73	402	236	376
		Jun-06	51	347	221	327
Working Revenue	(R'000)	Sep-06	105 010	2 508 718	281 490	2 790 208
		Jun-06	90 119	2 034 480	230 966	2 265 446
Cash Operating Costs	(R'000)	Sep-06	66 259	1 710 925	188 331	1 899 256
		Jun-06	54 029	1 449 238	171 050	1 620 288
Cash Operating Profit	(R'000)	Sep-06	38 751	797 793	93 159	890 952
		Jun-06	36 090	585 242	59 916	645 158
Capital Expenditure	(R'000)	Sep-06	1 159	464 506	112 770	577 276
		Jun-06	1 388	436 350	48 423	484 773

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

		Quarter ended 30 September 2006	Quarter ended 30 June 2006	Quarter ended 30 September 2005
Ore milled	– t'000	5 055	4 957	4 600
Gold produced	– kg	19 472	17 243	19 219
Gold price received	– R/kg	143 283	131 358	91 888
Cash operating costs	– R/kg	97 538	93 968	85 718
		R million	R million	R million
Revenue		2 790	2 265	1 766
Cash operating costs		1 899	1 620	1 647
Cash operating profit		891	645	119
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(308)	(267)	(244)
Corporate, administration and other expenditure		(59)	(53)	(56)
(Provision)/Reversal for rehabilitation costs		(2)	18	(3)
Operating profit/(loss)		522	343	(184)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(17)	(19)	(11)
Employment termination and restructuring costs		–	(1)	13
Care and maintenance costs		(20)	(36)	–
Share-based compensation		(12)	(10)	(30)
Exploration expenditure		(41)	(35)	(18)
Mark-to-market of listed investments		24	22	21
Interest paid		(95)	(180)	(96)
Interest received		39	48	52
Other income – net		29	10	–
Gain/(Loss) on financial instruments		18	35	(115)
Loss from associates		(48)	(105)	–
Provision for post-retirement benefits		–	(7)	–
Reversal of impairment of fixed assets		–	216	–
Profit/(Loss) before tax		399	281	(368)
Current tax – expense		–	(5)	–
Deferred tax – (expense)/benefit		(122)	(317)	48
Net profit/(loss)		277	(41)	(320)
Loss per share – cents *				
– Basic earnings/(loss)		70	(11)	(82)
– Headline earnings/(loss)		66	(52)	(85)
– Fully diluted earnings/(loss) ** ***		69	(11)	(82)
Dividends per share – (cents)				
– Interim		–	–	–
– Proposed final		–	–	–

* Calculated on weighted average number of shares in issue at quarter end September 2006: 396.8 million (June 2006: 394.9 million) (September 2005: 392.3 million).

** Calculated on weighted average number of diluted shares in issue at quarter end September 2006: 402.9 million (June 2006: 401.1 million) (September 2005: 392.3 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):			
Net profit/(loss)	277	(41)	(320)
Adjustments:			
– Profit on sale of assets	(13)	(12)	(15)
– Profit on sale of GBS Gold International investment	(1)	–	–
– Impairment of fixed assets – net of tax	–	(151)	–
Headline profit/(loss)	263	(204)	(335)

ABRIDGED BALANCE SHEET AS AT 30 SEPTEMBER 2006 (Rand)

	At 30 September 2006 R million (Unaudited)	At 30 June 2006 R million (Audited)	At 30 September 2005 R million (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	23 849	23 318	22 633
Intangible assets	2 270	2 270	2 268
Investment financial assets	2 306	2 255	4 709
Investments in associates	1 860	1 909	–
Trade and other receivables	82	107	–
	30 367	29 859	29 610
Current assets			
Inventories	730	666	552
Trade and other receivables	871	721	597
Income and mining taxes	25	27	27
Cash and cash equivalents	868	906	971
	2 494	2 320	2 147
Total assets	32 861	32 179	31 757
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	25 521	25 489	25 289
Other reserves	(88)	(271)	(144)
Accumulated loss	(1 738)	(2 015)	(1 701)
	23 695	23 203	23 444
Non-current liabilities			
Borrowings	2 637	2 591	2 464
Net deferred taxation liabilities	2 449	2 300	2 128
Deferred financial instruments	609	631	436
Provisions for other liabilities and charges	1 009	983	938
	6 704	6 505	5 966
Current liabilities			
Trade and other payables	1 184	1 199	995
Accrued liabilities	264	259	298
Borrowings	1 006	1 006	1 046
Shareholders for dividends	8	7	8
	2 462	2 471	2 347
Total equity and liabilities	32 861	32 179	31 757
Number of ordinary shares in issue	397 549 945	396 934 450	393 341 194
Net asset value per share (cents)	5 960	5 846	5 960

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006 (Rand) (unaudited)

	Issued share capital R million	Other reserves R million	Retained earnings R million	Total R million
Balance as at 1 July 2006	25 489	(271)	(2 015)	23 203
Issue of share capital	32	–	–	32
Currency translation adjustment and other	–	183	–	183
Net earnings	–	–	277	277
Balance as at 30 September 2006	25 521	(88)	(1 738)	23 695
Balance as at 1 July 2005	25 289	(587)	(1 381)	23 213
Issue of share capital	–	–	–	–
Currency translation adjustment and other	–	443	–	443
Net loss	–	–	(320)	(320)
Balance as at 30 September 2005	25 289	(144)	(1 701)	23 444

SUMMARISED CASH FLOW STATEMENT FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006 (Rand) (unaudited)

	3 months ended 30 September 2006 R million	3 months ended 30 September 2005 R million	3 months ended 30 June 2006 R million
Cash flow from operating activities			
Cash generated/(utilised) by operations	471	(184)	467
Interest and dividends received	39	52	48
Interest paid	(45)	(47)	(59)
Income and mining taxes paid	–	–	(4)
Cash generated/(utilised) by operating activities	465	(179)	452
Cash flow from investing activities			
Net proceeds on disposal of listed investments	30	–	–
Net additions to property, plant and equipment	(562)	(350)	(471)
Other investing activities	–	–	(26)
Cash utilised by investing activities	(532)	(350)	(497)
Cash flow from financing activities			
Long-term loans repaid	–	(295)	(1 008)
Ordinary shares issued – net of expenses	32	–	128
Dividends paid	–	–	(7)
Cash generated/(utilised) by financing activities	32	(295)	(887)
Foreign currency translation adjustments	(3)	(35)	57
Net decrease in cash and equivalents	(38)	(859)	(875)
Cash and equivalents – beginning of period	906	1 830	1 781
Cash and equivalents – end of period	868	971	906

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED) BY OPERATIONS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006 (Rand)

	3 months ended 30 September 2006 R million	3 months ended 30 September 2005 R million	3 months ended 30 June 2006 R million
Cash operating profit	891	119	645
Other cash items per income statement:			
Other income	68	52	58
Employment termination, restructuring and care and maintenance costs	(20)	13	(37)
Corporate, administration and other expenditure	(59)	(56)	(53)
Exploration expenditure	(41)	(18)	(35)
Provision for rehabilitation costs	(2)	(3)	–
Cash flow statement adjustments:			
Cost of close out of hedges	(55)	(62)	(143)
Profit on sale of mining assets	(13)	(15)	(12)
Interest and dividends received	(39)	(52)	(48)
Other non-cash items	(35)	(1)	(33)
Effect of changes in operating working capital items:			
Receivables	(150)	35	25
Inventories	(64)	26	(68)
Accounts payable	66	(144)	144
Accrued liabilities	(76)	(78)	24
Cash generated/(utilised) by operations	471	(184)	467

NOTES TO THE RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2006

1. Basis of accounting

   The unaudited results for the quarter have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting.

2. Commodity contracts

   The Harmony Group's outstanding commodity contracts against future production, by type at 30 September 2006 are indicated below. The total net delta of the hedge book at 30 September 2006 was 291 991 oz (9 082 kg).

Year		30 June 2007	30 June 2008	30 June 2009	Total
Australian Dollar Gold:					
Forward contracts	Kilograms	2 862	3 110	3 110	9 082
	Ounces	92 000	100 000	100 000	292 000
	AUD per oz	518	518	518	518
Total commodity contracts	Kilograms	2 862	3 110	3 110	9 082
	Ounces	92 000	100 000	100 000	292 000
Total net gold **	Delta (kg)	2 863	3 111	3 108	9 082
	Delta (oz)	92 034	100 028	99 929	291 991

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a positive R73 million (positive USD10 million) at 30 September 2006 (at 30 June 2006: negative R631 million or negative USD88 million). The values at 30 September 2006 were based on a gold price of USD599 (AUD804) per ounce, exchange rates of USD1/R7.76 and AUD1/USD0.75 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.

At 25 October 2006, the marked-to-market value of the hedge book was a positive R58 million (positive USD7.5 million), based on a gold price of USD584 (AUD767) per ounce, exchange rates of USD1/R7.72 and AUD1/USD0.76 and prevailing market interest rates and volatilities at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.

Harmony closed out 25 000oz forward contracts during the quarter ending 30 September 2006 at a cost of R41 million (USD5.8 million). During the quarter ended 30 June 2006, Harmony closed out 75 000oz forward contracts at a cost of R143 million (USD23 million).

Harmony closed out 10 000oz call options during the quarter ending 30 September 2006 at a cost of R14 million (USD2 million).

** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 30 September 2006.

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)

			Underground production – South Africa			
			Quality Ounces	Growth Projects	Leveraged Ounces	Sub-total
Ore milled	– t'000	Sep-06	1 836	439	1 420	3 695
		Jun-06	1 784	431	1 234	3 449
Gold Produced	– oz	Sep-06	301 958	59 221	176 732	537 911
		Jun-06	273 602	45 686	153 294	472 582
Yield	– oz/t	Sep-06	0.16	0.13	0.12	0.15
		Jun-06	0.15	0.11	0.12	0.14
Cash Operating Costs	– $/oz	Sep-06	357	537	513	428
		Jun-06	387	580	544	456
Cash Operating Costs	– $/t	Sep-06	59	72	64	62
		Jun-06	59	61	68	63
Working Revenue	($'000)	Sep-06	189 069	37 038	110 326	336 433
		Jun-06	173 841	29 569	97 174	300 584
Cash Operating Costs	($'000)	Sep-06	107 782	31 824	90 588	230 194
		Jun-06	105 844	26 499	83 347	215 690
Cash Operating Profit	($'000)	Sep-06	81 287	5 214	19 738	106 239
		Jun-06	67 997	3 070	13 827	84 894
Capital Expenditure	($'000)	Sep-06	25 079	27 013	12 760	64 852
		Jun-06	31 269	23 182	12 791	67 242

Quality Ounces — Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects — Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project
Leveraged Ounces — Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)

			South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled	– t'000	Sep-06	998	4 693	881	5 574
		Jun-06	1 162	4 611	855	5 466
Gold Produced	– oz	Sep-06	22 248	560 159	65 877	626 036
		Jun-06	22 505	495 087	59 286	554 373
Yield	– oz/t	Sep-06	0.02	0.12	0.07	0.11
		Jun-06	0.02	0.11	0.07	0.10
Cash Operating Costs	– $/oz	Sep-06	417	428	400	425
		Jun-06	371	453	446	452
Cash Operating Costs	– $/t	Sep-06	9	51	30	48
		Jun-06	7	49	31	46
Working Revenue	($'000)	Sep-06	14 698	351 131	39 398	390 529
		Jun-06	13 932	314 516	35 706	350 222
Cash Operating Costs	($'000)	Sep-06	9 274	239 468	26 360	265 828
		Jun-06	8 353	224 043	26 443	250 486
Cash Operating Profit	($'000)	Sep-06	5 424	111 663	13 038	124 701
		Jun-06	5 579	90 473	9 263	99 736
Capital Expenditure	($'000)	Sep-06	162	65 014	15 784	80 798
		Jun-06	215	67 457	7 486	74 943

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

		Quarter ended 30 September 2006	Quarter ended 30 June 2006	Quarter ended 30 September 2005
Ore milled	– t'000	5 574	5 466	5 072
Gold produced	– oz	626 036	554 373	617 902
Gold price received	– $/oz	625	631	440
Cash operating costs	– $/oz	425	452	410
		$ million	$ million	$ million
Revenue		390	350	272
Cash operating costs		266	250	254
Cash operating profit		124	100	18
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(43)	(41)	(38)
Corporate, administration and other expenditure		(8)	(8)	(9)
Reversal for rehabilitation costs		–	3	–
Operating profit/(loss)		73	54	(29)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities		(2)	(3)	(2)
Employment termination and restructuring costs		–	–	2
Care and maintenance costs		(3)	(5)	–
Share-based compensation		(2)	(2)	(5)
Exploration expenditure		(6)	(6)	(3)
Mark-to-market of listed investments		3	3	3
Interest paid		(14)	(28)	(15)
Interest received		5	7	8
Other income – net		4	2	–
Gain/(Loss) on financial instruments		3	6	(18)
Loss from associates		(7)	(16)	–
Provision for post-retirement benefits		–	(1)	–
Reversal of impairment of fixed assets		–	33	–
Profit/(Loss) before tax		54	44	(59)
Current tax – expense		–	(1)	–
Deferred tax – (expense)/benefit		(17)	(49)	7
Net profit/(loss)		37	(6)	(52)
Loss per share – cents *				
– Basic earnings/(loss)		10	(2)	(13)
– Headline earnings/(loss)		9	(8)	(13)
– Fully diluted earnings/(loss) ** ***		10	(2)	(13)
Dividends per share – (cents)		–		
– Interim		–	–	–
– Proposed final		–	–	–

Currency conversion rates average for the quarter: September 2006: US$1=R7.14 (June 2006: US$1=R6.47) (September 2005: US$1=R6.50).

* Calculated on weighted average number of shares in issue at quarter end September 2006: 396.8 million (June 2006: 394.9 million) (September 2005: 392.3 million).

** Calculated on weighted average number of diluted shares in issue at quarter end September 2006: 402.9 million (June 2006: 401.1 million) (September 2005: 392.3 million).

*** The effect of the share options is anti-dilutive.

Reconciliation of headline profit/(loss):				
Net profit/(loss)		37	(6)	(52)
Adjustments:				
– Profit on sale of assets		(2)	(2)	(2)
– Profit on sale of GBS Gold International investment		–	–	–
– Impairment of fixed assets – net of tax		–	(23)	–
Headline profit/(loss)		35	(31)	(54)

ABRIDGED BALANCE SHEET AS AT 30 SEPTEMBER 2006 (US$)

	At 30 September 2006 US$ million (Unaudited)	At 30 June 2006 US$ million (Unaudited)	At 30 September 2005 US$ million (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	3 074	3 254	3 564
Intangible assets	293	317	357
Investment financial assets	297	315	742
Investments in associates	240	266	–
Trade and other receivables	11	15	–
	3 915	4 167	4 663
Current assets			
Inventories	94	93	87
Receivables	112	100	94
Income and mining taxes	3	4	4
Cash and cash equivalents	112	127	153
	321	324	338
Total assets	4 236	4 491	5 001
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 289	3 557	3 983
Other reserves	(11)	(38)	(23)
Accumulated loss	(224)	(281)	(268)
	3 054	3 238	3 692
Non-current liabilities			
Borrowings	340	361	388
Net deferred taxation liabilities	316	321	335
Deferred financial instruments	79	88	69
Provisions for other liabilities and charges	130	138	148
	865	908	940
Current liabilities			
Trade and other payables	152	168	156
Accrued liabilities	34	36	47
Borrowings	130	140	165
Shareholders for dividends	1	1	1
	317	345	369
Total equity and liabilities	4 236	4 491	5 001
Number of ordinary shares in issue	397 549 945	396 934 450	393 341 194
Net asset value per share (US cents)	768	816	939

Balance sheet converted at conversion rate of US$ 1 = R7.76 (June 2006: R7.17) (September 2005: R6.35).

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006 (US$) (unaudited)

	Issued share capital US$ million	Other reserves US$ million	Retained earnings US$ million	Total US$ million
Balance as at 1 July 2006	3 285	(35)	(261)	2 989
Issue of share capital	4	–	–	4
Currency translation adjustment and other	–	24	–	24
Net earnings	–	–	37	37
Balance as at 30 September 2006	3 289	(11)	(224)	3 054
Balance as at 1 July 2005	3 983	(92)	(216)	3 675
Issue of share capital	–	–	–	–
Currency translation adjustment and other	–	69	–	69
Net earnings	–	–	(52)	(52)
Balance as at 30 September 2005	3 983	(23)	(268)	3 692

Balances translated at closing rates of: September 2006: US$1 = R7.76 (September 2005: US$1 = R6.35).

SUMMARISED CASH FLOW STATEMENT FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006 (US$) (unaudited)

	3 months ended 30 September 2006 US$ million	3 months ended 30 September 2005 US$ million	3 months ended 30 June 2006 US$ million
Cash flow from operating activities			
Cash generated/(utilised) by operations	66	(28)	72
Interest and dividends received	5	8	7
Interest paid	(6)	(7)	(9)
Income and mining taxes paid	–	–	(1)
Cash generated/(utilised) by operating activities	65	(27)	69
Cash flow from investing activities			
Net proceeds on disposal of listed investments	4	–	–
Net additions to property, plant and equipment	(79)	(54)	(73)
Other investing activities	–	–	(4)
Cash utilised by investing activities	(75)	(54)	(77)
Cash flow from financing activities			
Long-term loans repaid	–	(45)	(156)
Ordinary shares issued – net of expenses	4	–	20
Dividends paid	–	–	(1)
Cash generated/(utilised) by financing activities	4	(45)	(137)
Foreign currency translation adjustments	(9)	4	(18)
Net decrease in cash and equivalents	(15)	(122)	(163)
Cash and equivalents – beginning of period	127	275	290
Cash and equivalents – end of period	112	153	127

Operating activities translated at average rates of: September 2006: US$1 = R7.14 (June 2006: US$1 = R6.47) (September 2005: US$1 = R6.50).

Closing balance translated at closing rates of: September 2006: US$1 = R7.76 (June 2006: US$1 = R7.17) (September 2005: US$1 = R6.35).

DEVELOPMENT RESULTS (metric)

	Quarter ended June 2006					Quarter ended September 2006				
	Reef Metres	Sampled Metres	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)	Reef Metres	Sampled Metres	Channel Width (Cm's)	Channel Value (g/t)	Gold (Cmg/t)
Randfontein										
VCR Reef	1,136	1,062	62	21.59	1,334	1,172	1,047	81	31.88	2,583
UE1A	674	610	146	7.39	1,076	634	570	143	5.31	761
E8 Reef	260	240	118	5.69	672	297	240	118	5.69	672
Kimberley Reef	608	535	176	4.63	815	658	511	192	3.36	643
E9GB Reef	38	36	167	1.05	175	169	169	167	1.05	175
All Reefs	2,716	2,483	114	9.46	1,078	2,931	2,537	127	11.39	1,442
Free State										
Basal	1,359	843	96	10.07	965	1,229	770	92	12.66	1,170
Leader	910	774	202	5.69	1,148	906	752	179	4.83	865
A Reef	612	676	169	3.04	515	469	370	155	3.09	481
Middle	167	102	238	1.86	443	312	240	217	3.57	775
B Reef	477	453	62	20.74	1,286	370	331	64	8.11	519
All Reefs	3,525	2,848	142	6.63	940	3,285	2,463	137	6.20	847
Evander										
Kimberley Reef	1,697	1,707	72	19.94	1,435	1,873	1,666	63	18.65	1,176
Elandskraal										
VCR Reef	179	82	141	8.00	1,130	441	242	246	9.65	2,369
Orkney										
Vaal Reef	67	12	132	0.93	123	240	142	136	3.05	414
All Reefs	67	12	132	0.93	123	240	142	136	3.05	414
Target										
Elsburg	405	355	298	7.09	2,109	566	483	344	7.07	2,430
Freegold JV										
Basal	952	908	64	17.67	1,134	1,326	1,027	31	41.38	1,285
Beatrix	256	246	129	6.47	836	223	192	48	10.91	522
Leader	–	–	–	–	–	21	–	–	–	–
B Reef	–	–	–	–	–	–	–	–	–	–
All Reefs	1,208	1,154	78	13.72	1,070	1,569	1,219	34	34.56	1,165

DEVELOPMENT RESULTS (Imperial)

	Quarter ended June 2006					Quarter ended September 2006				
	Reef Feet	Sampled Feet	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)	Reef Feet	Sampled Feet	Channel Width (inches)	Channel Value (oz/t)	Gold (in.ozt)
Randfontein										
VCR Reef	3,727	3,484	24	0.64	15	3,846	3,435	32	0.93	30
UE1A	2,211	2,001	57	0.21	12	2,080	1,870	56	0.16	9
E8 Reef	853	787	46	0.17	8	975	787	46	0.17	8
Kimberley Reef	1,996	1,754	69	0.13	9	2,160	1,677	75	0.09	7
E9GB Reef	124	118	66	0.03	2	554	554	66	0.03	2
All Reefs	8,910	8,145	45	0.27	12	9,615	8,324	50	0.34	17
Free State										
Basal	4,457	2,766	38	0.29	11	4,032	2,526	36	0.37	13
Leader	2,984	2,539	79	0.17	13	2,971	2,467	70	0.14	10
A Reef	2,009	2,218	67	0.09	6	1,539	1,214	61	0.09	6
Middle	549	335	94	0.05	5	1,022	787	86	0.10	9
B Reef	1,565	1,486	24	0.62	15	1,214	1,086	25	0.24	6
All Reefs	11,564	9,344	56	0.19	11	10,779	8,081	54	0.18	10
Evander										
Kimberley Reef	5,568	5,600	28	0.59	16	6,145	5,466	25	0.54	14
Elandskraal										
VCR REEF	589	269	56	0.23	13	1,447	794	97	0.28	27
Orkney										
Vaal Reef	219	39	52	0.03	1	787	466	53	0.09	5
VCR	–	–	–	–	–	–	–	–	–	–
All Reefs	219	39	52	0.03	1	787	466	53	0.09	5
Target										
Elsburg	1,330	1,165	117	0.21	24	1,856	1,585	135	0.21	28
Freegold JV										
Basal	3,123	2,978	25	0.52	13	4,349	3,369	12	1.23	15
Beatrix	839	807	51	0.19	10	730	630	19	0.32	6
Leader	–	–	–	–	–	–	–	–	–	–
B Reef	–	–	–	–	–	–	–	–	–	–
All Reefs	3,962	3,785	31	0.40	12	5,149	3,999	13	1.03	13

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*†,
Dr D S Lushaba*, F T De Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (†Mozambique)

Investor Relations

Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za

Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
NASDAQ	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
Issuer code	HAPS

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

PRINTED BY INCE (PTY) LIMITED   REF W2CF01676

Important Information

In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission ("SEC"), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares ("ADSs")) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of America ("United States" or "US") and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony is sending to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Forward-looking Statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- decreases in the market price of gold;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of labor disruptions;
- availability, terms and deployment of capital;
- changes in Government regulation, particularly mining rights and environmental regulation;
- fluctuations in exchange rates;
- currency devaluations and other macro-economic monetary policies; and
- socio-economic instability in South Africa and regionally.



www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 01 November, 2006

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer